MAIL STOP 05-11

June 29, 2006

Mr. James W. Wiltz
President and CEO
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, Minnesota 55120

Re: Patterson Companies, Inc.
Form 10-KSB for Fiscal Year Ended April 30, 2005
Filed July 14, 2005
File Number 000-20572

Dear Mr. Wiltz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Financial Statements, page 31</u>

<u>Note 12 – Stockholders' Equity, page 49</u>

1. We note your disclosure regarding the capital accumulation plan on page 51, and your disclosure on page 39 that no compensation expense was recorded relating to your stock based compensation plans. Based on your disclosures regarding the capital accumulation plan, the exception for non-compensatory stock purchase plans discussed in paragraphs 24-29 of FIN 44 does not

appear to be met. As discussed in Issue 42(a) of EITF 00-23, a discount greater than 15% is not considered a reasonable discount under APB 25. Accordingly, it would appear that compensation expense should be recorded in the amount of the discount from fair value. Please tell us, in as much detail as necessary, how you evaluated the accounting treatment for the awards issued under the capital accumulation plan and the specific accounting literature on which this conclusion was based.

2. Tell us how the unvested shares issued under the capital accumulation plan are treated upon termination of the employee prior to vesting.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies